=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 9)

                                 Gartner, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.0005 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  366651107
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                             September 15, 2006
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 2 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         18,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        18,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 3 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund III, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,000,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,000,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,000,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 4 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 5 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         18,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        18,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 6 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners III, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,000,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,000,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,000,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 8 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 8 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                              Page 9 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 10 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         20,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 11 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,643,979**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,643,979**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,643,979**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 12 of 27
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 9 TO SCHEDULE 13D IS TO AMEND THE
OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

         This Schedule 13D relates to the common stock, $0.0005 par value per share (the "Common Stock"), of Gartner, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 56 Top Gallant Road, Stamford, Connecticut 06902-7700.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Master Fund III, L.P. ("ValueAct Master Fund III"), (c) ValueAct Capital Partners Co-Investors, L.P. ("ValueAct Co-Investors") (d) VA Partners, LLC ("VA Partners"), (e) VA Partners III, LLC ("VA Partners III"), (f) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (g) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (h) Jeffrey W. Ubben, (i) George F. Hamel, Jr. and (j) Peter H. Kamin (collectively, the "Reporting Persons").

      ValueAct Master Fund and ValueAct Master Fund III are limited partnerships organized under the laws of the British Virgin Islands. ValueAct Co-Investors is a Delaware limited partnership. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      VA Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund and ValueAct Co-Investors. VA Partners III is a Delaware limited partnership, the principal business of which is to serve as the General Partner to ValueAct Master Fund III. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund, ValueAct Master Fund
III and ValueAct Co-Investors. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      (a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, VA Partners III and ValueAct Management LLC, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 13 of 27
-----------------------------------------------------------------------------
Item 3.     Source and Amount of Funds or Other Consideration

           The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund III. The aggregate funds used by these Reporting Persons to make the purchases were $31,500,000.

Item 4.     Purpose of Transaction

      The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

              On September 15, 2006, ValueAct Master Fund III entered into a Stock Purchase Agreement pursuant to which ValueAct Master Fund III agreed to purchase 2,000,000 shares of Common Stock at a price of $15.75 per share from Silver Lake Partners, L.P., Silver Lake Investors, L.P. and Silver Lake Technology Investors, L.L.C. (collectively, "Silver Lake"). Settlement of this sale has now taken place. A copy of the Stock Purchase Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 5.		Interest in Securities of the Issuer

(a) and (b).  Set forth below is the beneficial ownership of

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 14 of 27
-----------------------------------------------------------------------------
shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund, ValueAct Master Fund III and ValueAct Co-Investors are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership,
(ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P. and (iii) the Managing Members as controlling persons of VA Partners, VA Partners III and ValueAct Management LLC. Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Co-Investors are also reported as beneficially owned by VA Partners, as General Partner of ValueAct Master Fund and ValueAct Co-Investors. Shares reported as beneficially owned by ValueAct Master Fund III are also reported as beneficially owned by VA Partners III, as General Partner of ValueAct Master Fund III. VA Partners, VA Partners III, ValueAct Management LLC and the Managing Members also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the ValueAct Master Fund, ValueAct Master Fund III and ValueAct Co-Investors is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners (only with respect to ValueAct Master Fund and ValueAct Co-Investors), VA Partners III (only with respect to ValueAct Master Fund III), ValueAct Management L.P., ValueAct Management LLC and the Managing Members.

          As of the date hereof, ValueAct Master Fund is the beneficial owner of 18,643,979 shares of Common Stock (including 12,333 shares issuable upon exercise of Director Stock Options which are currently exercisable), representing approximately 16.3% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners). As of the date hereof, ValueAct Master Fund III is the beneficial owner of 2,000,000 shares of Common Stock, representing approximately 1.7% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners III).

              ValueAct Management L.P., ValueAct Management LLC and the Managing Members may each be deemed the beneficial owner of an aggregate of 20,643,979 shares of Common Stock (including 12,333 shares issuable upon exercise of Director Stock Options which are currently exercisable), representing approximately 18.1% of the Issuer's outstanding Common Stock.

              All percentages set forth in this Schedule 13D are based upon the Issuer's reported 114,068,690 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2006 and the issuance of an additional 12,333 shares upon the exercise of Director
Stock Options beneficially owned by the Reporting Persons.

(c) During the sixty (60) days preceding the date of this report, the Reporting Persons purchased the following shares of Common Stock:

Reporting Person             Trade Date      Shares         Price/Share
----------------             ----------     ---------       -----------
ValueAct Master Fund III      09/15/2006    2,000,000        $15.75

         (d) and (e)  Not applicable.

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 15 of 27
-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.
(2)	Stock Purchase Agreement

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 16 of 27
-----------------------------------------------------------------------------
                                  SIGNATURE
           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                       ValueAct Capital Partners Co-Investors L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member



--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 17 of 27
-----------------------------------------------------------------------------

                              VA Partners III, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 18, 2006      Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  September 18, 2006      Peter H. Kamin, Managing Member

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 18 of 27
-----------------------------------------------------------------------------
                                 Exhibit 1
JOINT FILING UNDERTAKING
The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Gartner, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member

                       ValueAct Capital Partners Co-Investors L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              VA Partners III, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P.,
                               by, ValueAct Capital Management, LLC
                               its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 19 of 27
-----------------------------------------------------------------------------

                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 18, 2006      Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 18, 2006      George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  September 18, 2006      Peter H. Kamin, Managing Member

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 20 of 27
-----------------------------------------------------------------------------
                                 Exhibit 2
                                                            EXECUTION COPY
                           STOCK PURCHASE AGREEMENT

      This STOCK PURCHASE AGREEMENT (the "Agreement") is made as of September 15, 2006 by and among ValueAct Capital Master Fund III, L.P., a limited partnership organized under the laws of the British Virgin Islands (the "Purchaser"), Silver Lake Partners, L.P., a Delaware limited partnership, Silver Lake Investors, L.P., a Delaware limited partnership, and Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (collectively, "Silver Lake").

                            R E C I T A L S

       A. WHEREAS, as of the date hereof, Silver Lake owns of record 25,615,128 shares of common stock, par value $0.0005 per share (the "Common Stock"), of Gartner Inc. (the "Company"), which constitutes approximately 22.5% of the issued and outstanding shares of Common Stock of the Company;

       B. WHEREAS, ValueAct Capital Master Fund, L.P. which is an affiliate of the Purchaser, owns of record 18,631,646 shares of Common Stock, which constitutes approximately 16.3% of the issued and outstanding shares of common stock of the Company.

       C. WHEREAS, VA Partners III, L.L.C. ("VA Partners") is the General Partner of the Purchaser, and Jeffrey W. Ubben, a director of the Company, is a Managing Member, principal owner and controlling person of VA Partners.

       D. WHEREAS, Silver Lake desires and voluntarily agrees to sell certain shares of Common Stock held by Silver Lake to the Purchaser, and the Purchaser desires to purchase such shares from Silver Lake.

       E. WHEREAS, the parties understand that shortly after the consummation of the transactions contemplated by this agreement the Company shall cause a registration statement to be filed to register the Shares (as defined below) for resale pursuant to the Securities Act of 1933 (the "Offering"); and

       F. WHEREAS, the Purchaser and Silver Lake desire to make certain covenants and agreements with one another pursuant to this Agreement.

       NOW THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

       1. Purchase and Sale of the Shares; the Closing.

1.1 Purchase and Sale of Common Stock. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and covenants set forth herein, Silver Lake agrees to sell to the Purchaser, and the Purchaser agrees to purchase from Silver Lake, 2,000,000 shares of Common Stock (the "Shares"). The allocation of the Shares to be sold by each Silver Lake entity at the Closing shall be pro rata based on the number of shares of Common Stock held of record by each of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 21 of 27
-----------------------------------------------------------------------------

Investors, L.L.C., rounded to the nearest whole share, or in such other proportion as Silver Lake may determine.

1.2 Purchase Price.  The "Per Share Purchase Price" for the
Shares shall be equal to $15.75 per share. The "Purchase Price" shall equal the Per Share Purchase Price specified in this Section 1.2 multiplied by the number of Shares purchased by each Purchaser from Silver Lake pursuant to
Section 1.1 of this Agreement.

1.3 The Closing. Subject to the terms and conditions hereof, the purchase and sale of the Shares contemplated by this Agreement (the "Closing") will take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 9:00 a.m. New York City time, on September 18, 2006, or such other day and place as the parties may mutually agree. At the Closing, (i) Silver Lake will deliver to the Purchaser certificates representing the Shares to be purchased by the Purchaser duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of the Company (or shall deliver the shares in such other manner as shall be reasonably agreed), (ii) the Purchaser shall deliver the Purchase Price to Silver Lake by wire transfer of immediately available funds to one or more accounts specified by Silver Lake at least one business day prior to the Closing and (iii) Silver Lake and the Purchaser shall deliver executed cross-receipts evidencing delivery of the items set forth in sections (i) and (ii) of this Section.

       2. Representations and Warranties of Silver Lake. In order to induce the Purchaser to enter into this Agreement, Silver Lake hereby represents and warrants to the Purchaser as follows:

              2.1 Ownership of Shares. Silver Lake owns of record the number of issued and outstanding shares of Common Stock set forth in the recitals to this Agreement. The Shares to be sold to the Purchaser by Silver Lake when delivered to the Purchaser shall be free and clear of any liens, claims or encumbrances, including rights of first refusal and similar claims except for restrictions of applicable state and federal securities laws. There are no restrictions on the transfer of such Shares imposed by any shareholder or similar agreement or any law, regulation or order, other than applicable state and federal securities laws.

              2.2 Authorization. Silver Lake has full right, power and authority to execute, deliver and perform this Agreement and to sell, assign and deliver the Shares to be sold by it to the Purchaser. This Agreement is the legal, valid and, assuming due execution and delivery by the other parties hereto, binding obligation of Silver Lake, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (iii) rules of law governing the availability of equitable remedies.

              2.3 No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Silver Lake (i) will not constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of Silver Lake or to which Silver Lake is subject, (ii) will

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 22 of 27
-----------------------------------------------------------------------------

not result in the creation or imposition of any lien upon the Shares to be sold by Silver Lake, and (iii) will not require the consent of or notice to any governmental entity or any party to any contract, agreement or arrangement with Silver Lake.

              2.4 Brokerage. There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Silver Lake.

       3. Representations and Warranties of the Purchaser. In order to induce Silver Lake to enter into this Agreement, the Purchaser represents and warrants as follows:

              3.1 Organization and Corporate Power; Authorization. This Agreement and any other agreements, instruments, or documents entered into by the Purchaser pursuant to this Agreement have been duly executed and delivered by the Purchaser and are the legal, valid and, assuming due execution by the other parties hereto, binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (iii) rules of law governing the availability of equitable remedies.

              3.2 No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Purchaser (i) will not constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of the Purchaser or to which the Purchaser is subject, and (ii) will not require the consent of or notice to any governmental entity or any party to any contract, agreement or arrangement with the Purchaser.

              3.3 Brokerage. There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

              3.4 Restricted Securities. The Purchaser is purchasing the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in any distribution of such securities in violation of any federal or state securities laws. The Purchaser is an "accredited investor" as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser acknowledges that the Shares have not been registered under the Securities Act or any securities laws and the Purchaser shall not resell or otherwise transfer any of such Shares except pursuant to the exemption from registration provided by Rule 144 under the Act (if available) and other compliance with any applicable state securities laws, in accordance with another exemption from the registration requirements of the Securities Act and any applicable state securities laws, or pursuant to an effective registration statement under the Securities Act and registration under any applicable state securities laws. Each certificate representing the Shares

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 23 of 27
-----------------------------------------------------------------------------

will bear a legend on the face thereof substantially to the following effect (with such additions thereto or changes therein as the Company may be advised by counsel are required by law):

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION THEREFROM UNDER SAID ACT OR LAWS."

              3.5 Purchaser Status. The Purchaser is a sophisticated purchaser with respect to the Shares and has information concerning the business and financial condition of the Company, including, without limitation, information received on a confidential basis directly or indirectly from the Company, to make an informed decision regarding the purchase of the Shares and has independently, and without reliance on Silver Lake, and based on such information it has deemed appropriate in its independent judgment, made its own analysis and decision to purchase the Shares. The Purchaser is an "affiliate," as defined in Rule 144 under the Securities Act, of the Company. The Purchaser acknowledges that it has had the opportunity to consult with legal counsel with respect to the matters referred to in this Agreement.

       4. Conditions to the Purchaser's Obligations. The obligations of the Purchaser under Article 1 to purchase the Shares at the Closing from Silver Lake are subject to the fulfillment as of the Closing of each of the following conditions unless waived by the Purchaser in accordance with
Section 8.11:

              4.1 Representations and Warranties. The representations and warranties of Silver Lake contained in Article 2 shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

              4.2 Performance. Silver Lake shall have performed and complied in all material respects with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.

              4.3 Further Assurances. No governmental authority shall have advised or notified the Purchaser that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn after the exhaustion of the Purchaser's good faith efforts to cause such withdrawal.

       5. Conditions to Silver Lake's Obligations. The obligations of Silver Lake under Article 1 to sell the Shares at the Closing are subject to the fulfillment as of the Closing of each of the following conditions unless waived by Silver Lake in accordance with Section 8.11:

              5.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Article 3 shall be true and correct as of the date of the Closing with the same effect as though such

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 24 of 27
-----------------------------------------------------------------------------

representations and warranties had been made on and as of the date of the Closing.

              5.2 Performance. The Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.

              5.3 Further Assurances. No governmental authority shall have advised or notified Silver Lake that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn after the exhaustion of Silver Lake's good faith efforts to cause such withdrawal.

       6. Covenants.

              6.1 Closing Conditions. Silver Lake and the Purchaser shall use their commercially reasonable efforts to ensure that each of the conditions to Closing is satisfied.

6.2 Payment of Expenses of the Offering. The parties agree to share equally all costs and expenses incurred by the Company in connection with the Offering. The parties agree to pay any invoices so received promptly and in good faith.

       7. Survival of Representations and Warranties; Limitation on Liability. All representations and warranties hereunder shall survive the Closing. Notwithstanding the foregoing, in no event shall Silver Lake's liability for breach of the representations, warranties and covenants exceed the Purchase Price to be paid by the Purchaser to Silver Lake.

       8. Miscellaneous.

              8.1 Adjustments. Wherever a particular number is specified herein, including, without limitation, number of shares or price per share, such number shall be adjusted to reflect any stock dividends, stock-splits, reverse stock-splits, combinations or other reclassifications of stock or any similar transactions and appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the Purchaser and Silver Lake under this Agreement.

              8.2 Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the State of New York. Each party hereto agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 8.2 by the state and federal courts located in the State of New York and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of New York or any other jurisdiction.

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 25 of 27
-----------------------------------------------------------------------------
              8.3 Successors and Assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successor and assigns of the parties hereto.

              8.4 Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. Neither this Agreement nor any provision hereof may be amended, changed or waived other than by a written instrument signed by the party against who enforcement of any such amendment, change or waiver is sought.

              8.5 Cooperation. The Purchaser and Silver Lake shall, from and after the date hereof, cooperate in a reasonable manner to effect the purposes of this Agreement.

              8.6 Notices, etc. All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

                      (a) If to Silver Lake, to:

                          Silver Lake Partners, L.P.
                          2775 Sand Hill Road, Suite 100
                          Menlo Park, CA 94025
                          Attention: Karen King
                          Phone: 	650-233-8518
                          Fax: 	650-233-8125

                          with a copy to:

                          Simpson Thacher & Bartlett LLP
                          425 Lexington Avenue
                          New York, NY 10017
                          Attention:  Richard Fenyes, Esq.
                          Phone:    212-455-2812
                          Fax:	212-455-2502

                      (b) If to the Purchaser, to:

                          ValueAct Capital
                          435 Pacific Avenue, Fourth Floor
                          San Francisco, CA 94133
                          Attention: Allison Bennington
                          Phone: 415-362-3700

              8.7 Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 26 of 27
-----------------------------------------------------------------------------

              8.8 Titles and Subtitles. The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

              8.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

              8.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

              8.11 Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

              8.12 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

              8.13 Payment of Fees and Expenses. Except as to fees and expenses of the Company set forth in Section 6.2, each party shall be responsible for paying its own fees, costs and expenses in connection with this Agreement and the transactions herein contemplated.

              8.14 Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

              8.15 Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

              8.16 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

--------------------------                          -------------------------
CUSIP NO. 366651107                                             Page 27 of 27
-----------------------------------------------------------------------------


       IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.


                          SILVER LAKE
                          SILVER LAKE PARTNERS, L.P.
                          By:	Silver Lake Technology Associates, L.L.C.,
                          its General Partner

                          By:	/s/ Alan K. Austin
                          -------------------------------------
		              Name:	Alan K. Austin
                          Title:	Managing Director
	                              and Chief Operating Officer


                          SILVER LAKE INVESTORS, L.P.
                          By:	Silver Lake Technology Associates, L.L.C.,
                          its General Partner

                          By:	/s/ Alan K. Austin
                          -------------------------------------
		              Name:	Alan K. Austin
                          Title:	Managing Director
	                              and Chief Operating Officer

                          SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.
                          By:	Silver Lake Technology Management, L.L.C.,
                          its Manager

                          By:	/s/ Alan K. Austin
                          -------------------------------------
                          Name:	Alan K. Austin
                          Title:	Managing Director
	                              and Chief Operating Officer

[Signature Page to Stock Purchase Agreement]



                          VALUEACT CAPITAL MASTER FUND III, L.P.
                          By:	VA Partners III, L.L.C.,
                               its General Partner

                          By:	/s/ George F. Hamel, Jr.
                             -------------------------------------
                             Name: George F. Hamel, Jr.
                             Title:	  Managing Member


[Signature Page to Stock Purchase Agreement]